UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TICC Capital Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87244T109

(CUSIP Number)

Jonathan H. Cohen Chief Executive Officer TICC Capital Corp. 8 Sound Shore Drive, Suite 255 Greenwich, Connecticut 06830 (203) 983-5275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87244T109
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan H. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,251,841
	8	SHARED VOTING POWER 108,083
	9	SOLE DISPOSITIVE POWER 1,251,841
	10	SHARED DISPOSITIVE POWER 108,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,306,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IN

1The number of shares beneficially owned by Mr. Cohen, the Chief Executive Officer and a director of the issuer, with shared voting and dispositive power includes 107,555 shares held in a joint tenants in common investment account in which Mr. Cohen has a 50% pecuniary interest. Saul B. Rosenthal, the President and Chief Operating Officer of the issuer, has a 50% pecuniary interest in such account. The shared voting and dispositive power share number also includes 528 shares held by BDC Partners, LLC, which may be deemed to be beneficially owned by Mr. Cohen by virtue of his ownership interests therein.

CUSIP No. 87244T109
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saul B. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,048,977
	8	SHARED VOTING POWER 108,083
	9	SOLE DISPOSITIVE POWER 1,048,977
	10	SHARED DISPOSITIVE POWER 108,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,103,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON IN

2 The number of shares beneficially owned by Mr. Rosenthal with shared voting and dispositive power includes 107,555 shares held in a joint tenants in common investment account in which Mr. Rosenthal has a 50% pecuniary interest. Mr. Cohen has a 50% pecuniary interest in such account. The shared voting and dispositive power share number also includes 528 shares held by BDC Partners, LLC, which may be deemed to be beneficially owned by Mr. Rosenthal by virtue of his ownership interests therein.

CUSIP No. 87244T109
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles M. Royce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,206,547[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,206,547[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,206,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.36%
14	TYPE OF REPORTING PERSON IN

3 Mr. Royce may be deemed to beneficially own through shared voting and dispositive power 912,333 shares held by Royce Family Investments, LLC and 294,214 shares held by Royce Family Fund, Inc.

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements the statement on Schedule 13D, filed on June 27, 2016 (the “Schedule 13D)” to report the collective beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of TICC Capital Corp., a Maryland corporation (the “Issuer”), by the reporting persons named in this Schedule 13D (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). The principal executive offices of the Issuer are located at 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

The acquisition of the shares reported on this Schedule 13D by Messrs. Cohen and Rosenthal was made primarily using their personal funds. Since June 27, 2016, and through February 27, 2018, either in open market purchases or through the Issuer’s dividend reinvestment plan, Messrs. Cohen and Rosenthal acquired an aggregate of 539,022 shares of the Issuer’s Common Stock. Since June 27, 2016, Mr. Royce acquired an aggregate of 233,121 shares of the Issuer’s Common Stock through the Issuer’s dividend reinvestment plan.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

In May 2016, Messrs. Cohen and Rosenthal, and Charles M. Royce established, as joint tenants in common, a shared investment account (the “2016 Account”) into which shares of the Issuer’s Common Stock were purchased from May 5, 2016 through June 20, 2016. Messrs. Cohen, Rosenthal, and Royce had a 40%, 40%, and 20% pecuniary interest in the 2016 Account, respectively. In October 2016, the 2016 Account was closed. The shares of the Issuer’s Common Stock that were held in the 2016 Account were distributed to Messrs. Cohen, Rosenthal and Royce based on their respective ownership interest in the 2016 Account: Mr. Cohen received 726,107 shares, Mr. Rosenthal received 726,107 shares and Mr. Royce received 363,053 shares.

From August 10, 2017 through December 21, 2017, Messrs. Cohen and Rosenthal purchased 215,733.5 and 215,733.5 shares of the Issuer’s Common Stock, respectively.

In February 2018, Messrs. Cohen and Rosenthal established, as joint tenants in common, a shared investment account (the “2018 Account”) into which shares of the Issuer’s Common Stock were purchased from February 8, 2018 through February 27, 2018. Messrs. Cohen and Rosenthal each have a 50% pecuniary interest in the 2018 Account.

Messrs. Cohen and Rosenthal purchased the shares of Common Stock based on the belief that the shares of Common Stock, when purchased, represented an attractive investment opportunity.

Item 5.	Interest in Securities of the Issuer

The information set forth in rows 7 through 13 of the cover page to this amended Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 51,190,017 outstanding shares as of February 27, 2018, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 1, 2018.

As of February 27, 2018, the Reporting Persons beneficially owned in the aggregate 3,615,448 shares of Common Stock, constituting approximately 7.06% of Common Stock. Mr. Cohen beneficially owns an aggregate number of 1,306,146 shares, or 2.6% of the securities outstanding. Mr. Rosenthal beneficially owns an aggregate number of 1,103,283 shares, or 2.2% of the securities outstanding. Mr. Royce beneficially owns an aggregate number of 1,206,547 shares, or 2.36% of the securities outstanding.

(b) Mr. Cohen has the sole power to vote, direct the vote, dispose, or direct the disposition of 1,251,841 shares. Mr. Cohen has shared power to vote, direct the vote, dispose, or direct the disposition of 107,555 shares, which he shares with Mr. Rosenthal. Mr. Cohen has shared power to vote, direct the vote, dispose, or direct the disposition of 528 shares held by BDC Partners, LLC, which may be deemed to be beneficially owned by Mr. Cohen by virtue of his ownership interests therein.

Mr. Rosenthal has the sole power to vote, direct the vote, dispose, or direct the disposition of 1,048,977 shares. Mr. Rosenthal has shared power to vote, direct the vote, dispose, or direct the disposition of 107,555 shares, which he shares with Mr. Cohen. Mr. Rosenthal has shared power to vote, direct the vote, dispose, or direct the disposition of 528 shares held by BDC Partners, LLC, which may be deemed to be beneficially owned by Mr. Rosenthal by virtue of his ownership interests therein.

Mr. Royce has shared power to vote, direct the vote, dispose, or direct the disposition of the 912,333 shares held by Royce Family Investments, LLC and 294,214 shares held by Royce Family Fund, Inc., which may be deemed to be beneficially owned by Mr. Royce by virtue of his ownership interests therein.

(c) The following transactions with respect to the Common Stock were effected by the Reporting Persons during the past 60 days.  All of these transactions were open-market purchases and undertaken through the above-described joint tenants in common investment account.

Date of Transaction	Amount of Securities	Price per share or unit[1]
2/8/2018	9,778	$5.5355[2]
2/9/2018	8,602	$5.5016[3]
2/12/2018	14,719	$5.5084[4]
2/13/2018	7,478	$5.5973[5]
2/14/2018	5,488	$5.6472[6]
2/15/2018	6,747	$5.6985[7]
2/16/2018	7,375	$5.6784[8]
2/20/2018	10,973	$5.6435[9]
2/21/2018	6,639	$5.6988[10]
2/22/2018	3,238	$5.714[11]
2/23/2018	5,934	$5.7589[12]
2/26/2018	7,376	$5.8799[13]
2/27/2018	13,208	$6.0283[14]

1 The price represented is the weighted average price. Unless otherwise noted, the shares were purchased in multiple open-market transactions within a $1.00 range on each day reported. The Reporting Persons undertake to provide to the SEC, the issuer and any security holder of the issuer, upon request, full information regarding the number of shares and the prices at which the shares were purchased.

2 The actual prices for the transactions on February 8, 2018 range from $5.48 to $5.56, inclusive.

3 The actual prices for the transactions on February 9, 2018 range from $5.45 to $5.53, inclusive.

4 The actual prices for the transactions on February 12, 2018 range from $5.45 to $5.54, inclusive.

5 The actual prices for the transactions on February 13, 2018 range from $5.62 to $5.66, inclusive.

6 The actual prices for the transactions on February 14, 2018 range from $5.45 to $5.53, inclusive.

7 The actual prices for the transactions on February 15, 2018 range from $5.68 to $5.71, inclusive.

8 The actual prices for the transactions on February 16, 2018 range from $5.65 to $5.72, inclusive.

9 The actual prices for the transactions on February 20, 2018 range from $5.6190 to $5.68, inclusive.

10 The actual prices for the transactions on February 21, 2018 range from $5.66 to $5.72, inclusive.

11 The actual prices for the transactions on February 22, 2018 range from $5.71 to $5.73, inclusive.

12 The actual prices for the transactions on February 23, 2018 range from $5.73 to $5.78, inclusive.

13 The actual prices for the transactions on February 26, 2018 range from $5.82 to $5.91, inclusive.

14 The actual prices for the transactions on February 27, 2018 range from $5.95 to $6.10, inclusive.

(d)-(e). Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 6, 2018

JONATHAN H. COHEN

By:	/s/ Jonathan H. Cohen

SAUL B. ROSENTHAL

By:	/s/ Saul B. Rosenthal

CHARLES M. ROYCE

By:	/s/ Charles M. Royce